Williams Commercial / revenue synergy opportunities 2015 Analyst Day November 17th, 2015 Filed By Energy Transfer Equity, L.P. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: The Williams Companies, Inc. Commission File No.: 001-04174 Date: November 17, 2015

Cautionary Statement Regarding Forward-Looking Statements This communication may contain forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the merger of ETE and Williams, the expected future performance of the combined company (including expected results of operations and financial guidance), and the combined company's future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words "anticipates," "expects," "intends," "plans," "should," "could," "would," "may," "will," "believes," "estimates," "potential," "target," "opportunity," "designed," "create," "predict," "project," "seek," "ongoing," "increases" or "continue" and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q for each of ETE, ETP, SXL, SUN, WMB and WPZ filed with the U.S. Securities and Exchange Commission (the "SEC") and assumptions, risks and uncertainties relating to the proposed transaction, as detailed from time to time in ETE’s, ETP’s, SXL’s, SUN’s, WMB’s and WPZ’s filings with the SEC, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that ETE, ETP, SXL, SUN, WMB and WPZ file from time to time with the SEC include, but are not limited to: (1) the ultimate outcome of any business combination transaction between ETE and ETC and Williams; (2) the ultimate outcome and results of integrating the operations of ETE and Williams, the ultimate outcome of ETE’s operating strategy applied to Williams and the ultimate ability to realize cost savings and synergies; (3) the effects of the business combination transaction of ETE, ETC and Williams, including the combined company's future financial condition, operating results, strategy and plans; (4) the ability to obtain required regulatory approvals and meet other closing conditions to the transaction, including approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and Williams stockholder approval, on a timely basis or at all; (5) the reaction of the companies’ stockholders, customers, employees and counterparties to the proposed transaction; (6) diversion of management time on transaction-related issues; (7) unpredictable economic conditions in the United States and other markets, including fluctuations in the market price of ETE common units and ETC common shares; (8) the ability to obtain the intended tax treatment in connection with the issuance of ETC common shares to Williams stockholders; and (9) the ability to maintain Williams’, WPZ’s, ETP’s, SXL’s and SUN’s current credit ratings. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Neither ETE nor WMB undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes. Legal Disclaimer This presentation relates to a meeting among members of management of Energy Transfer Partners, L.P. (ETP), Energy Transfer Equity, L.P. (ETE), Sunoco LP (SUN) and Sunoco Logistics Partners L.P. (SXL) (collectively, the Partnerships) and research analysts to be held in Dallas, Texas on Tuesday, November 17, 2015. At this meeting, members of the Partnerships’ management may make statements about future events, outlook and expectations related to ETP, ETE, SUN, SXL and Panhandle Eastern Pipe Line Company (collectively, the Companies) and their subsidiaries and this presentation may contain statements about future events, outlook and expectations related to the Companies and their subsidiaries, all of which statements are forward-looking statements. Any statement made by a member of management of the Partnerships at this meeting and any statement in this presentation that is not a historical fact will be deemed to be a forward-looking statement. These forward-looking statements rely on a number of assumptions concerning future events that members of management of the Partnerships believe to be reasonable, but these statements are subject to a number of risks, uncertainties and other factors, many of which are outside the control of the Companies. While the Companies believe that the assumptions concerning these future events are reasonable, we caution that there are inherent risks and uncertainties in predicting these future events that could cause the actual results, performance or achievements of the Companies and their subsidiaries to be materially different. These risks and uncertainties are discussed in more detail in the filings made by the Companies with the Securities and Exchange Commission, copies of which are available to the public. The Companies expressly disclaim any intention or obligation to revise or publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise. All references in this presentation to capacity of a pipeline, processing plant or storage facility relate to maximum capacity under normal operating conditions and with respect to pipeline transportation capacity, are subject to multiple factors (including natural gas injections and withdrawals at various delivery points along the pipeline and the utilization of compression) which may reduce the throughput capacity from specified capacity levels. Additional Information and Where to Find It SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT REGARDING THE TRANSACTION (THE "TRANSACTION”) INVOLVING THE BUSINESS COMBINATION OF ENERGY TRANSFER EQUITY, L.P. (“ETE”) AND THE WILLIAMS COMPANIES, INC. (“WMB" AND/OR “WILLIAMS”) CAREFULLY WHEN IT BECOMES AVAILABLE. These documents (when they become available), and any other documents filed by ETE, Energy Transfer Corp LP (“ETC”) or Williams with the U.S. Securities and Exchange Commission (“SEC”), may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of ETE or Williams at the following: Energy Transfer Equity, L.P. 3738 Oak Lawn Ave. Dallas, TX 75219 Attention: Investor Relations Phone: 214-981-0700 The Williams Companies, Inc. One Williams Center Tulsa, OK 74172 Attention: Investor Relations Phone: 800-600-3782

~$2.0BN OF ADDITIONAL EBITDA FROM COMMERCIAL SYNERGIES DRIVES INCREMENTAL $1BN+ ANNUAL CASHFLOW BENEFIT TO ETE



~$1.3bn
$500mm+
$100mm+
~$200mm

Appalachia / Northeast

- Integration of WPZ liquids footprint into Mariner East / Marcus Hook franchise
- Expanded processing, gathering, and frac/storage
- Rover synergies, capacity optimization
- Replace WPZ leased compression

~$4bn growth capital

West / Rockies

- Northwest Pipeline / Transwestern Pipeline Interconnection
- WPZ / ETP Rockies MidCon liquids synergies
- Replace WPZ leased compression

~$2.0bn growth capital

Texas / MidCon

- G&P operational efficiencies in the Eagleford, Permian, and Midcontinent
- Eagle Ford processing volumes

~$1.0bn growth capital

Gulf Coast

- Incremental liquids barrels on Lone Star Express and fractionated at Lone Star

Capital Efficiencies

- Redundant expenditures related to construction of new facilities and elimination of duplicative projects

$200mm

~$2bn growth capital savings

Annual Synergies of ~$2.0bn EBITDA by 2020

~$5.0bn of net growth capital

ETP Assets
SXL Assets
Williams Assets

Williams (WMB/WPZ) assets shown subject to close of ETE acquisition of WMB

3

a Compelling Interstate natural gas Pipeline Combination that provides benefits for producers and end use customers… Fayetteville Express Tiger Trunkline Sea Robin Transwestern Rover Northwest Pipeline Panhandle Eastern Midcontinent Express Fayetteville Express Tiger Trunkline Florida Gas Transmission Sea Robin Transwestern Rover Panhandle Eastern Midcontinent Express Transco Gulfstream Northwest Pipeline Transco Gulfstream Constitution Constitution Appalachian Connector Atlantic Sunrise Appalachian Connector Sabal Trail Sabal Trail Atlantic Sunrise Interstate TW/NWP will be well positioned to react to ever changing market dynamics Weak Rockies market could direct flows from NWP onto TW to a mixture of Socal, Phoenix and Waha delivery points. TW could receive $75mm incremental annual revenues Strong NW US market could create incremental revenue on NWP of roughly $45MM/yr.  This would create fuel savings of ~$5MM/yr  Regardless of the supply demand balance, bundling rates and/or optionality with producers and markets will lead to more volumes and higher revenues on these two systems  Rover/Williams NE gathering will be positioned to offer bundled services and a full value chain to producers by combining the G&P and residue takeaway solution into one package Using Rover as the residue outlet, would not only make Williams’ Northeast G&P proposition more attractive, but could also help with optimization of capacity on Rover Potential for bidirectional capability with Rover to proposed Appalachian Connecter then into Transco TW / NWP Well positioned to react to ever changing market dynamics Weak Rockies market likely to direct flows from NWP on to TW to a mixture of Socal, Phoenix and Waha delivery points.  Strong NW US market potentially send supply to NWP, creating incremental revenue on NWP and create fuel displacement for TW Rover / Williams NE Offer bundled services and a full value chain to producers by combining the G&P and residue takeaway solution into one package Using Rover as the residue outlet, makes Williams’ Northeast G&P proposition more attractive, and improves Rover capacity optimization Bidirectional capability with Rover to proposed Appalachian Connecter pipeline then into Transco  Blanco Hub Williams (WMB/WPZ) assets shown subject to close of ETE acquisition of WMB Source: WMB management

Gathering and processing synergies EagleFord / Permian / MidContinent Operational efficiencies with projects in Eagle Ford, Permian and MidContinent Use excess capacity on ETP’s processing plants in EagleFord (post contract expiration) Williams (WMB/WPZ) assets shown subject to close of ETE acquisition of WMB

Baden Storage Godley Plant Hattiesburg Storage LaGrange/Chisholm Plant Complex Markham Gas Plant Mt. Belvieu Fractionation & Storage Geismar/C3 Splitter Fractionator Chalmette Plant Granite Wash SCOOP Overland Pass Lone Star NGL Asset Overview NGL Synergy opportunities Lone Star Lone Star West Texas Gateway Expansion ETP Spirit ETP Freedom ETP-Copano Liberty JV Lone Star Express ETP Justice Mariner South Overland Pass Plant Fractionation Storage Williams NGL NGL / Petchem Opportunity to build an NGL pipeline connecting equity production from ETP’s Midcontinent gas plants and Williams’ Rockies gas plants via OPPL The ETP gas plants are currently committed on a long term contract thru 2020 and the Williams plants are also committed thru 2023 ETP controls 65 MBPD of production in ethane rejection and Williams controls 60 MBPD in ethane rejection and producers take a certain volume in kind All these volumes are in deep ethane rejection with Opal at 10% ethane versus 55% in full recovery.  In ethane recovery, the combined controlled production out of the Rockies and Midcontinent would be around  220 MBPD, plus there is an additional  80 MBPD of producer take in kind  The Markham plant has an exchange agreement and is currently producing 25 MBPD in ethane rejection Markham is 10 miles from the Justice NGL Pipeline The estimated total Capital cost is $1.3 billion in ethane rejection (and higher in ethane recovery) Potential to expand liquids intake into Lone Star from equity barrels and new barrels; requiring infrastructure expansion Mont Belvieu Optimize Houston Ship Channel pipeline systems Leverage ETP Storage and Williams pipeline assets to expand ethylene/propylene hub concept Work together to supply feedstock to Gulf Coast olefin crackers Incremental Permian / Eagleford volumes to LoneStar Overland Pass, Mid-Con, Lone Star Williams Rockies Production ETP’s Granite Wash and Oklahoma production Continued development of the SCOOP/Stack/Cana Woodford. Move all this production through the 30” Lone Star Express Pipeline to Mont Belvieu Foundation volumes to commercialize Fracs VII Markham Gas Plant Optimize gas processing capacity between Energy Transfer’s Eagle Ford gas processing facilities and the Markham gas plant Transport and fractionate Markham gas plant production via Lone Star Refinery Services / C3 Splitter Optimize existing Refinery Services assets and Williams’ C3 splitter business Williams (WMB/WPZ) assets shown subject to close of ETE acquisition of WMB Permian & Eagleford G & P Access liquids volumes to Lone Star Express Additional volumes support Fracs V and VI

Northeast synergies Mariner East UEO NGL Storage footprint (~1MMbbls) will allow SXL to maximize batch efficiencies through ME2 Uncommitted C3/C4 position of existing customers would provide additional bbls for ME2 and marketing fees that are currently paid to other 3rd parties UEO and SXL currently discussing condensate unit train from Harrison to SXL’s Eagle Point Terminal UEO will have selected volume of export grade condensate aggregated and is capable of injection into to ME2 or its expansion Rover Future residue gas at Leesville can be redelivered to Rover Pipeline rather than current Nexus alternative at Kensington Revolution Project NGL connection to Pennant Midstream plant will allow product to be fractionated at Harrison Northeast G&P and Liquids Expansion of cryo capacity and fractionation and storage capacity with increased liquids volumes and Y Grade to Marcus Hook SXL: Mariner East Franchise and Associated Infrastructure SXL’s preferred shipping logistics and market advantage in the NE expected to provide alternative takeaway options and incremental cost savings Expectation that incremental volumes will anchor ME 2X pipeline and also with up to 700,000 BPD of liquids volume capacity crystallizes PDH development Additional opportunities increase with incremental barrels Mariner East Expectation that incremental volumes will anchor ME 2X pipeline and also with up to 800,000 BPD of liquids volume capacity crystallizes PDH development at Marcus Hook Rover / Revolution Rover - Future residue gas at Leesville can be redelivered to Rover Pipeline rather than current Nexus alternative at Kensington Revolution - NGL connection to Pennant Midstream plant will allow product to be fractionated at Harrison Northeast G&P / Liquids Expansion of cryo capacity and fractionation and storage capacity with increased liquids volumes and Y Grade to Marcus Hook UEO SXL currently discussing condensate unit train from Harrison to SXL’s Eagle Point Terminal Selected volume of export grade condensate aggregated and is capable of injection into ME2 or its ME 2X Williams (WMB/WPZ) assets shown subject to close of ETE acquisition of WMB

Compression opportunities Note: Investor presentations and websites used as sources for competitor horsepower Geographic Diversification Eagle Ford Shale Fayetteville Gulf Coast Cotton Valley Barnett Map reflects ETP compression footprint as of June 2015 Granite Wash / Mississippi Lime Niobrara Horsepower (in thousands) Compression Synergies Tremendous organizational efficiency benefits from CDM and WMCOM Increase overall horsepower as existing WPZ leases roll off Consider a new captive dropdown compression MLP for WPZ and ETP to reduce future equity needs Represents WPZ overlap Legend Permian/Avalon/ Bone Spring/Wolfcamp/ Wolfberry/Cline Williams (WMB/WPZ) assets shown subject to close of ETE acquisition of WMB Marcellus/ Utica